Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2019

Unaudited Consolidated Financial Results

BEIJING, November 13, 2019 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2019.

Management Commentaries

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “While our utility products and related services business continued facing some challenges, we remain confident in the fundamental strength of Cheetah Mobile and believe we are in the right direction of developing our AI-related business. In the third quarter of 2019, we completed the deconsolidation of LiveMe, which will result in a structural operating margin lift on the corporate level from the fourth quarter of 2019. Notably, our AI-related business also made substantial progress in terms of customer adoption and user engagement. Over the past years, Cheetah Mobile has built a proven track record in capitalizing on our private investment portfolio. Going forward, we will look into how to capture investment returns and use them for business development and shareholder return.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “In the third quarter of 2019, we continued to implement cost control measures for our utility products and related services, which helped generate RMB24 million in operating profit. More importantly, Cheetah Mobile continues to have a strong balance sheet. As of September 30, 2019, we had cash, cash equivalents, restricted cash, short-term investments of US$337 million, and long-term investments of US$348 million, which includes several prestigious private investments that we invested in their early rounds.”

Third Quarter 2019 Consolidated Financial Results

REVENUES

Total revenues were RMB919.9 million (US$128.7million) in the third quarter of 2019, decreasing by 32.0% year over year.

Revenues from the mobile entertainment business increased by 6.9% year over year to RMB532.2 million (US$74.5million) in the third quarter of 2019.

•

Revenues from the mobile games business increased by 4.2% year over year to RMB297.2 million (US$41.6 million) in the third quarter of 2019. This increase was mainly attributable to the continued growth of Bricks n Balls.

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•	Revenues from LiveMe increased by 10.6% year over year to RMB235.0 million (US$32.9 million) in the third quarter of 2019. The increase was primarily driven by higher average revenue per paying user.

Revenues from utility products and related services decreased by 57.8% year over year to RMB352.9 million (US$49.4 million) in the third quarter of 2019. This year-over-year decrease was primarily due to the slowdown of activity in overseas markets for the Company’s mobile utility product business. Continuous headwinds in the domestic online advertising market in 2019 also contributed to this decrease.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 4.2% year over year to RMB365.7 million (US$51.2 million) in the third quarter of 2019. The year-over-year decrease was due to a significant reduction in costs associated with the Company’s utility product business, partially offset by the increases in channel costs related to the Company’s mobile games business and costs related to the Company’s AI business. Non-GAAP cost of revenues decreased by 4.2% to RMB365.6 million (US$51.2 million) in the third quarter of 2019.

Gross profit decreased by 42.9% year over year to RMB554.2 million (US$77.5 million) in the third quarter of 2019. Non-GAAP gross profit decreased by 42.9% year over year to RMB554.3 million (US$77.5 million).

Gross margin was 60.2% in the third quarter of 2019, compared to 71.8% in the same period last year. Non-GAAP gross margin was 60.3% in the third quarter of 2019, compared to 71.8% in the third quarter of 2018.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 3.7% year over year to RMB811.2 million (US$113.5 million) in the third quarter of 2019. Total non-GAAP operating expenses decreased by 4.9% year over year to RMB775.8 million (US$108.5 million) in the third quarter of 2019.

•

Research and development (R&D) expenses increased by 28.6% year over year to RMB225.5 million (US$31.5 million) in the third quarter of 2019. This increase was primarily attributable to the rise in the R&D personnel in the Company’s mobile games and AI-related businesses, partially offset by a reduction in the personnel in the Company’s utility products and related services. Non-GAAP R&D expenses, which exclude share-based compensation expenses, increased by 27.0% year over year to RMB211.8 million (US$29.6 million) in the third quarter of 2019.

•

Selling and marketing expenses decreased by 30.4% year over year to RMB395.9 million (US$55.4 million) in the third quarter of 2019. This decrease was mainly due to reduced promotional activities for the Company’s utility products and related services business, partially offset by the increased marketing expenses for the Company’s mobile games business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, decreased by 29.8% year over year to RMB396.5 million (US$55.5 million) in the third quarter of 2019.

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•

General and administrative expenses increased by 74.6% year over year to RMB189.1 million (US$26.5 million) in the third quarter of 2019. This year-over-year increase was primarily due to the one-time asset impairment charges, increases in employee benefits, and other administrative expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 77.6% year over year to RMB166.7 million (US$23.3 million) in the third quarter of 2019.

Operating loss was RMB257.1 million (US$36.0 million) in the third quarter of 2019, compared to an operating profit of RMB127.9 million in the same period last year. Non-GAAP operating loss was RMB221.5 million (US$31.0 million) in the third quarter of 2019, compared to an operating profit of RMB154.2 million in the same period last year.

The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB24.3 million (US$3.4 million) in the third quarter of 2019, decreasing from RMB264.1 million in the third quarter of 2018, mainly due to the revenue decrease and a one-time increase in allowances for doubtful accounts as the Company periodically review its accounts receivable and other receivables.

•

Operating loss for the mobile entertainment business was RMB142.4 million (US$19.9 million) in the third quarter of 2019, compared to an operating loss of RMB74.1 million in the same period last year. The increased losses were mainly attributable to the increased amount of investment made into the Company’s mobile games business as it continued to launch new titles.

•

Operating loss for AI and other business was RMB103.4 million (US$14.5 million) in the quarter, compared to an operating loss of RMB35.8 million in the same period last year, mainly due to the Company’s increased investment in its AI-related business.

Share-based compensation expenses were RMB35.5 million (US$5.0 million) in the third quarter of 2019, compared to RMB 26.3 million in the same period last year.

OTHER INCOME, NET

Other income, net was RMB732.9 million (US$102.5 million) in the third quarter of 2019, primarily resulting from a one-time non-cash gain due to the deconsolidation of LiveMe.

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NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB451.5 million (US$63.2 million) in the third quarter of 2019. Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB487.1 million (US$68.1 million) in the third quarter of 2019.

NET INCOME PER ADS

Diluted earnings per ADS was RMB3.21 (US$0.45) in the third quarter of 2019. Non-GAAP diluted earnings per ADS was RMB3.47 (US$0.48) in the third quarter of 2019.

BALANCE SHEET

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB2,406.1 million (US$336.6 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2019, the Company had a total of 1,393,070,159 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

RECENT UPDATES

LiveMe’s Amendment of its Share Incentive Plan

On September 30, 2019, LiveMe amended its share incentive plan to (i) increase the number of shares to be issued under the current plan and (ii) issue a certain number of new shares into a trust under the plan for the benefit of current and future recipients of LiveMe’s share incentive awards. Consequently, Cheetah Mobile was no longer a majority shareholder of LiveMe and deconsolidated LiveMe’s financial results from the Company’s financial statements from September 30, 2019. Meanwhile, LiveMe’s Chief Executive Officer, Ms. Yuki Yandan He, resigned from her position as the Senior Vice President of Cheetah Mobile, effective September 30, 2019.

Business Outlook

For the fourth quarter of 2019, the Company expects its total revenues to be between RMB610 million (US$85 million) and RMB650 million (US$91 million). This amount has reflected the fact that LiveMe’s revenues will no longer be included in the Company’s revenues. This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

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Conference Call Information

The Company will hold a conference call on Wednesday, November 13, 2019 at 8:00 a.m. Eastern Time or 9:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible November 20, 2019 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10136438

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.1477 to US$1.00, the exchange rate in effect as of September 30, 2019, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, Bricks n Balls, and live streaming product LiveMe. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•

Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable non-controlling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

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•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,783,843	1,001,296	140,086
Restricted cash	6,133	2,720	381
Short-term investments	930,610	1,402,129	196,165
Accounts receivable	655,261	496,273	69,431
Prepayments and other current assets	1,064,714	1,015,290	142,044
Due from related parties	126,990	416,162	58,223

Total current assets	5,567,551	4,333,870	606,330

Non-current assets:
Property and equipment, net	63,919	80,074	11,203
Right-of-use assets, net*	—	197,562	27,640
Intangible assets, net	48,421	55,336	7,742
Goodwill	617,837	549,303	76,850
Investment in equity investees	151,533	698,140	97,673
Other long term investments	1,697,510	1,792,524	250,783
Due from related parties	21,139	25,887	3,622
Deferred tax assets	88,896	82,752	11,577
Other non-current assets	35,830	33,815	4,731

Total non-current assets	2,725,085	3,515,393	491,821

Total assets	8,292,636	7,849,263	1,098,151

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	171,055	77,749	10,877
Accrued expenses and other current liabilities	1,514,642	1,307,412	182,914
Due to related parties	37,298	72,876	10,196
Income tax payable	112,770	84,324	11,797

Total current liabilities	1,835,765	1,542,361	215,784

Non-current liabilities:
Deferred tax liabilities	110,291	148,188	20,732
Other non-current liabilities*	64,185	269,219	37,666

Total non-current liabilities	174,476	417,407	58,398

Total liabilities	2,010,241	1,959,768	274,182

Mezzanine equity:
Redeemable noncontrolling interests	687,847	—	—

Shareholders’ equity:
Ordinary shares	230	224	31
Treasury stock	(221,932)	—	—
Additional paid-in capital	2,742,893	2,616,181	366,017
Retained earnings	2,705,970	2,766,463	387,042
Accumulated other comprehensive income	249,304	392,433	54,903

Total Cheetah Mobile shareholders’ equity	5,476,465	5,775,301	807,993
Noncontrolling interests	118,083	114,194	15,976

Total equity	5,594,548	5,889,495	823,969

Total liabilities, mezzanine equity and equity	8,292,636	7,849,263	1,098,151

*	On January 1, 2019, the company adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	USD
Revenues	1,351,979	970,145	919,919	128,701
Utility products and related services	835,606	423,524	352,932	49,377
Mobile entertainment	497,911	498,021	532,234	74,462
AI and others	18,462	48,600	34,753	4,862
Cost of revenues (a)	(381,692)	(326,982)	(365,748)	(51,170)

Gross profit	970,287	643,163	554,171	77,531

Operating income and expenses:
Research and development (a)	(175,303)	(211,369)	(225,492)	(31,547)
Selling and marketing (a)	(568,445)	(381,818)	(395,875)	(55,385)
General and administrative (a)	(108,270)	(117,644)	(189,085)	(26,454)
Impairment of goodwill and intangible assets	—	—	(2,380)	(333)
Other operating income	9,595	11,957	1,602	224

Total operating income and expenses	(842,423)	(698,874)	(811,230)	(113,495)

Operating profit (loss)	127,864	(55,711)	(257,059)	(35,964)
Other income (expense):
Interest income, net	24,120	31,988	27,556	3,855
Foreign exchange gain (loss) , net	10,532	1,280	(1,336)	(187)
Gain from equity method investments, net	2,479	10,566	3,396	475
Other income, net	1,242	33,766	732,852	102,530

Income before taxes	166,237	21,889	505,409	70,709
Income tax (expenses) benefits	(26,957)	24,422	(56,819)	(7,949)

Net income	139,280	46,311	448,590	62,760

Less: net loss attributable to noncontrolling interests	(27,757)	(2,220)	(2,946)	(412)

Net income attributable to Cheetah Mobile shareholders	167,037	48,531	451,536	63,172

Earnings per share
Basic	0.11	0.03	0.32	0.05
Diluted	0.11	0.03	0.32	0.04

Earnings per ADS
Basic	1.12	0.28	3.22	0.45
Diluted	1.09	0.28	3.21	0.45

Weighted average number of shares outstanding
Basic	1,408,570,797	1,367,557,150	1,368,904,228	1,368,904,228
Diluted	1,440,581,762	1,388,236,454	1,376,116,022	1,376,116,022
Weighted average number of ADSs outstanding
Basic	140,857,080	136,755,715	136,890,423	136,890,423
Diluted	144,058,176	138,823,645	137,611,602	137,611,602

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	149,722	93,367	127,208	17,797
Unrealized (loss) gain on available-for-sale securities, net	—	3,872	(698)	(98)

Other comprehensive income	149,722	97,239	126,510	17,699

Total comprehensive income	289,002	143,550	575,100	80,459
Less: Total comprehensive loss attributable to noncontrolling interests	(17,293)	(1,698)	(2,048)	(287)

Total comprehensive income attributable to Cheetah Mobile shareholders	306,295	145,248	577,148	80,746

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	46	143	114	16
Research and development	8,563	13,578	13,686	1,915
Selling and marketing	3,317	593	(660)	(92)
General and administrative	14,380	19,640	22,379	3,131

Total	26,306	33,954	35,519	4,970

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended September 30, 2019
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	919,919				919,919		128,701
Cost of revenues	(365,748)	39.8%	114	0.0%	(365,634)	39.7%	(51,154)
Gross profit	554,171	60.2%	114	0.0%	554,285	60.3%	77,547

Research and development	(225,492)	24.5%	13,686	1.5%	(211,806)	23.0%	(29,632)
Selling and marketing	(395,875)	43.0%	-660	0.1%	(396,535)	43.1%	(55,477)
General and administrative	(189,085)	20.6%	22,379	2.4%	(166,706)	18.1%	(23,323)
Impairment of goodwill and intangible assets	(2,380)	0.3%	—	0.0%	(2,380)	0.3%	(333)
Other operating income	1,602	0.2%	—	0.0%	1,602	0.2%	224
Total operating income and expenses	(811,230)	88.2%	35,405	3.8%	(775,825)	84.3%	(108,541)

Operating loss	(257,059)	27.9%	35,519	3.9%	(221,540)	24.1%	(30,994)
Net income attributable to Cheetah Mobile shareholders	451,536	49.1%	35,519	3.9%	487,055	52.9%	68,142

Diluted earnings per ordinary share (RMB)	0.32		0.03		0.35
Diluted earnings per ADS (RMB)	3.21		0.26		3.47
Diluted earnings per ADS (USD)	0.45		0.03		0.48

		For The Three Months Ended June 30, 2019
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	970,145				970,145
Cost of revenues	(326,982)	33.7%	143	0.0%	(326,839)	33.7%
Gross profit	643,163	66.3%	143	0.0%	643,306	66.3%

Research and development	(211,369)	21.8%	13,578	1.4%	(197,791)	20.4%
Selling and marketing	(381,818)	39.4%	593	0.1%	(381,225)	39.3%
General and administrative	(117,644)	12.1%	19,640	2.0%	(98,004)	10.1%
Other operating income	11,957	1.2%	—	0.0%	11,957	1.2%
Total operating income and expenses	(698,874)	72.0%	33,811	3.5%	(665,063)	68.6%

Operating loss	(55,711)	5.7%	33,954	3.5%	(21,757)	2.2%
Net income attributable to Cheetah Mobile shareholders	48,531	5.0%	33,954	3.5%	82,485	8.5%

Diluted earnings per ordinary share (RMB)	0.03		0.02		0.05
Diluted earnings per ADS (RMB)	0.28		0.24		0.52

		For The Three Months Ended September 30, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,351,979				1,351,979
Cost of revenues	(381,692)	28.2%	46	0.0%	(381,646)	28.2%
Gross profit	970,287	71.8%	46	0.0%	970,333	71.8%

Research and development	(175,303)	13.0%	8,563	0.6%	(166,740)	12.3%
Selling and marketing	(568,445)	42.0%	3,317	0.2%	(565,128)	41.8%
General and administrative	(108,270)	8.0%	14,380	1.1%	(93,890)	6.9%
Other operating income	9,595	0.7%	—	0.0%	9,595	0.7%
Total operating income and expenses	(842,423)	62.3%	26,260	1.9%	(816,163)	60.4%

Operating profit	127,864	9.5%	26,306	1.9%	154,170	11.4%
Net income attributable to Cheetah Mobile shareholders	167,037	12.4%	26,306	1.9%	193,343	14.3%

Diluted earnings per ordinary share (RMB)	0.11		0.02		0.13
Diluted earnings per ADS (RMB)	1.09		0.18		1.27

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Three Months Ended September 30, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	352,932	532,234	34,753	—	919,919	128,701
Operating profit (loss)	24,248	(142,423)	(103,365)	(35,519)	(257,059)	(35,964)
Operating margin	6.9%	(26.8)%	(297.4)%		(27.9)%	(27.9)%

	For The Three Months Ended June 30, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	423,524	498,021	48,600	—	970,145
Operating profit (loss)	121,079	(68,398)	(74,438)	(33,954)	(55,711)
Operating margin	28.6%	(13.7)%	(153.2)%		(5.7)%

	For The Three Months Ended September 30, 2018
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	835,606	497,911	18,462	—	1,351,979
Operating profit (loss)	264,139	(74,121)	(35,848)	(26,306)	127,864
Operating margin	31.6%	(14.9)%	(194.2)%		9.5%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ’000)

For The Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	167,037	48,531	451,536	63,172
Add:
Income tax expenses (benefits)	26,957	(24,422)	56,819	7,949
Interest income, net	(24,120)	(31,988)	(27,556)	(3,855)
Depreciation and amortization	17,826	16,809	16,193	2,265
Net loss attributable to noncontrolling interests	(27,757)	(2,220)	(2,946)	(412)
Other non-operating income, net	(14,253)	(45,612)	(734,912)	(102,818)
Share-based compensation	26,306	33,954	35,519	4,970

Adjusted EBITDA	171,996	(4,948)	(205,347)	(28,729)

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CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ’000)

For The Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	USD
PC	143,322	142,346	123,789	17,319
Mobile	1,208,657	827,799	796,130	111,382

Total	1,351,979	970,145	919,919	128,701

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ’000)

For The Three Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	USD
Domestic	536,435	382,396	299,339	41,879
Overseas	815,544	587,749	620,580	86,822

Total	1,351,979	970,145	919,919	128,701

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